----------------------------
                                                            OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:        3235-0145
                                                    ----------------------------
                                                    Expires:   December 31, 2005
                                                    ----------------------------
                                                    Estimated average burden
                                                    ---------------------------
                                                    hours per response. . . 11
                                                    ----------------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                               DRYCLEAN USA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.025
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   262432-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 6, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262432-10-7                   13G                    Page 2 of 5 Pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS./I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (Entities Only).

        Cindy B. Greenstein
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
        (See Instructions)
                                                                    (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------

                5.   SOLE VOTING POWER          482,760(1)
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6.   SHARED VOTING POWER        0(2)
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7.   SOLE DISPOSITIVE POWER     482,760
PERSON
WITH            ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER   0(2)

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       482,760(2)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] (See Instructions)


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.9%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

(1) These shares are subject to a Stockholders Agreement in which the Reporting Person has agreed to vote for the election of directors of designees of William
K. Steiner and Michael S. Steiner. Accordingly, with respect to the election of directors, the Reporting Person may be deemed to have no voting power (as a result of which the Reporting Person does not believe she is a member of a group with respect to the shares); but with respect to all other matters has sole voting power.
(2) Excludes 13,200 shares owned by the Reporting Person's husband.

CUSIP No. 262432-10-7                     13G                  Page 3 of 5 Pages
--------------------------------------------------------------------------------

ITEM 1.

         (a)      Name of Issuer:

                  DRYCLEAN USA, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  290 N.E. 68 Street, Miami Florida  33138


ITEM 2.  (a)      Name of Person Filing:

                  Cindy B. Greenstein

         (b)      Address of Principal Business Office or, if None, Residence:

                  1031 S.W. 156 Avenue, Pembroke Pines, Florida 33027

         (c)      Citizenship:

                  United States

         (d)      Title of Class of Securities:

                  Common Stock, $.025 par value

         (e)      CUSIP Number:

                  262432-10-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 3D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]  Broker  or  dealer  registered  under  Section  15 of the
                       Exchange Act.

         (b)      [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)      [ ]  Insurance  company as defined in Section  3(a)(19) of the
                       Exchange Act.

         (d)      [ ]  Investment  company  registered  under  Section  8 of the
                       Investment Company Act.

         (e)      [ ]  An   investment   adviser   in   accordance   with  Rule
                       13d-1(b)(1)(ii)(E);

         (f)      [ ]  An employee  benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)      [ ]  A parent  holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 262432-10-7                     13G                  Page 4 of 5 Pages
--------------------------------------------------------------------------------

         (h)      [ ]  A savings  association  as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

         (i)      [ ]  A church plan that is excluded  from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

         (a)      Amount beneficially owned:  482,760

         (b)      Percent  of  class:  6.9%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 482,760(1)

                  (ii)     Shared power to vote or to direct the vote: 0(2)

                  (iii) Sole power to dispose or to direct the disposition of: 482,760

                  (iv) Shared power to dispose or to direct the disposition of: 0(2)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable(1)

(1) These shares are subject to a Stockholders Agreement in which the Reporting Person has agreed to vote for the election of directors of designees of William
K. Steiner and Michael S. Steiner. Accordingly, with respect to the election of directors, the Reporting Person may be deemed to have no voting power (as a result of which the Reporting Person believes she is not part of a group with respect to the shares); but with respect to all other matters has sole voting power.
(2) Excludes 13,200 shares owned by the Reporting Person's husband.

CUSIP No. 262432-10-7                     13G                  Page 5 of 5 Pages
--------------------------------------------------------------------------------

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 6, 2005

                                     DRYCLEAN USA, Inc.


                                     By: /s/ Cindy B. Greenstein
                                         ---------------------------------------
                                         Cindy B. Greenstein